UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND FOR THE NINE

AND THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2019

PRESENTED IN COMPARATIVE FORM

(Stated in thousands of constant pesos – Note 3)

CONDENSED INTERIM

FINANCIAL STATEMENTS

Legal Information		2
Condensed Interim Statement of Financial Position		3
Condensed Interim Statement of Comprehensive Income		5
Condensed Interim Statement of Changes in Equity		6
Condensed Interim Statement of Cash Flows		7

Notes to the Condensed Interim Financial Statements:
1 |	General information	9
2 |	Regulatory framework	9
3 |	Basis of preparation	14
4 |	Accounting policies	15
5 |	Financial risk management	15
6 |	Critical accounting estimates and judgments	17
7 |	Contingencies and lawsuits	18
8 |	Property, plant and equipment	19
9 |	Right-of-use asset	21
10 |	Other receivables	21
11 |	Trade receivables	22
12 |	Financial assets at fair value through profit or loss	22
13 |	Financial assets at amortized cost	23
14 |	Cash and cash equivalents	23
15 |	Share capital and additional paid-in capital	23
16 |	Allocation of profits	23
17 |	Share-based compensation plan	23
18 |	Acquisition of the Company’s own shares	24
19 |	Trade payables	24
20 |	Other payables	25
21 |	Borrowings	25
22 |	Salaries and social security taxes payable	26
23 |	Income tax / Deferred tax	26
24 |	Tax liabilities	27
25 |	Provisions	28
26 |	Revenue from sales	28
27 |	Expenses by nature	29
28 |	Other operating expense, net	30
29 |	Net financial expense	30
30 |	Basic and diluted earnings per share	31
31 |	Related-party transactions	31
32 |	Ordinary and Extraordinary Shareholders’ Meeting	32
33 |	Events after the reporting period	33

Report on review of Condensed Interim Financial Statements

CONDENSED INTERIM

FINANCIAL STATEMENTS

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Condensed Interim Financial Statements.

Terms	Definitions
BCRA	Central Bank of Argentina
BNA	Banco de la Nación Argentina
CABA	City of Buenos Aires
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPD	Company’s Own Distribution Cost
EASA	Electricidad Argentina S.A.
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
FOTAE	Trust for the Management of Electric Power Transmission Works
GUDI	Large Users of the Distribution Company
IAS	International Accounting Standards
ICBC	Banco Industrial y Comercial de China
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
INDEC	National Institute of Statistics and Census
IPC	Domestic Consumer Price Index
MEM	Wholesale Electricity Market
OSV	Orígenes Seguros de Vida S.A.
PBA	Province of Buenos Aires
PEN	Federal Executive Power
PESA	Pampa Energía S.A.
RDSA	Ribera Desarrollos S.A.
RECPAM	Gain (Loss) on exposure to the changes in the purchasing power of the currency
REM	Market Expectations Survey
SACME	S.A. Centro de Movimiento de Energía
SACDE	Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.
SEGBA	Servicios Eléctricos del Gran Buenos Aires S.A.

CONDENSED INTERIM

FINANCIAL STATEMENTS

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Av. del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

-        of the Articles of Incorporation: August 3, 1992

-        of the last amendment to the By-laws: May 28, 2007

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: PESA

Legal address: 1 Maipú Street, CABA

Main business of the parent company:  Study, exploration and exploitation of hydrocarbon wells, development of mining activities, industrialization, transport and sale of hydrocarbons and their by-products, and the generation, transmission and distribution of electricity. Investment in undertakings and in companies of any nature on its own account or on behalf of third parties or associates of third parties in Argentina or abroad.

Interest held by the parent company in capital stock and votes: 51.79%

CAPITAL STRUCTURE

AS OF SEPTEMBER 30, 2019

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 15)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,210,385
Class C (2)	1,952,604
906,455,100

(1)      Includes 31,380,871 and 23,111,131 treasury shares as of September 30, 2019 and December 31, 2018, respectively.

(2)      Relates to the Employee Stock Ownership Program Class C shares that have not been transferred.

CONDENSED INTERIM

FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Financial Position

as of September 30, 2019 presented in comparative form

(Stated in thousands of constant pesos – Note 3)

	Note	09.30.19	12.31.18
ASSETS
Non-current assets
Property, plant and equipment	8	89,961,018	85,952,889
Interest in joint ventures		10,212	12,167
Right-of-use asset	9	287,260	-
Other receivables	10	28,867	1,101,659
Total non-current assets		90,287,357	87,066,715

Current assets
Inventories		1,808,160	1,733,236
Other receivables	10	1,263,707	333,105
Trade receivables	11	13,843,889	10,439,441
Financial assets at fair value through profit or loss	12	2,941,217	4,652,336
Financial assets at amortized cost	13	-	1,663,026
Cash and cash equivalents	14	215,194	37,983
Total current assets		20,072,167	18,859,127
TOTAL ASSETS		110,359,524	105,925,842

CONDENSED INTERIM

FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Financial Position

as of September 30, 2019 presented in comparative form (continued)

(Stated in thousands of constant pesos – Note 3)

	Note	09.30.19	12.31.18
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	15	875,074	883,344
Adjustment to share capital	15	23,609,777	23,810,781
Treasury stock	15	31,381	23,111
Adjustment to treasury stock	15	520,003	318,999
Additional paid-in capital	15	331,046	331,046
Cost treasury stock		(2,006,530)	(1,470,433)
Legal reserve		1,153,382	210,175
Opcional reserve		17,745,197	504,998
Other comprehensive loss		(188,315)	(188,315)
Retained earnings		12,425,405	18,183,406
TOTAL EQUITY		54,496,420	42,607,112

LIABILITIES
Non-current liabilities
Trade payables	19	327,252	393,777
Other payables	20	3,228,687	10,489,299
Borrowings	21	10,141,536	9,895,396
Deferred revenue		271,427	378,946
Salaries and social security payable	22	232,376	223,893
Benefit plans		534,815	529,818
Deferred tax liability	23	16,515,791	11,072,861
Provisions	25	1,869,599	1,472,312
Total non-current liabilities		33,121,483	34,456,302
Current liabilities
Trade payables	19	12,569,366	20,099,031
Other payables	20	2,468,529	2,644,341
Borrowings	21	1,898,471	1,482,360
Derivative financial instruments		2,506	1,424
Deferred revenue		5,346	7,355
Salaries and social security payable	22	1,690,347	2,397,505
Benefit plans		32,365	44,532
Tax payable	23	2,846,856	849,318
Tax liabilities	24	957,022	1,078,689
Provisions	25	270,813	257,873
Total current liabilities		22,741,621	28,862,428
TOTAL LIABILITIES		55,863,104	63,318,730

TOTAL LIABILITIES AND EQUITY		110,359,524	105,925,842

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Comprehensive Income

for the nine and three-month period ended September 30, 2019 presented in comparative form

(Stated in thousands of constant pesos – Note 3)

		Nine months at		Three months at
	Note	09.30.19	09.30.18	09.30.19	09.30.18

Revenue	26	64,307,585	62,311,437	24,147,777	23,740,848
Electric power purchases		(40,433,433)	(34,495,563)	(16,039,227)	(13,985,455)
Subtotal		23,874,152	27,815,874	8,108,550	9,755,393
Transmission and distribution expenses	27	(10,734,311)	(10,973,700)	(2,980,750)	(4,001,887)
Gross gain		13,139,841	16,842,174	5,127,800	5,753,506

Selling expenses	27	(5,005,672)	(4,887,990)	(1,473,436)	(2,087,058)
Administrative expenses	27	(2,511,811)	(2,670,527)	(789,474)	(943,089)
Other operating expense, net	28	(1,473,924)	(1,201,841)	(563,955)	(443,794)
Gain from interest in joint ventures		367	14	367	14
Operating profit		4,148,801	8,081,830	2,301,302	2,279,579

Agreement on the Regularization of Obligations	2.b	15,295,588	-	612,873	-

Financial income	29	749,268	637,815	286,479	258,272
Financial expenses	29	(4,164,734)	(4,518,964)	(616,985)	(2,000,316)
Other financial results	29	(3,115,967)	(1,498,917)	(2,619,438)	759,940
Net financial expense		(6,531,433)	(5,380,066)	(2,949,944)	(982,104)

Gain on net monetary position		8,517,524	8,452,068	1,970,198	4,081,965

Profit before taxes		21,430,480	11,153,832	1,934,429	5,379,440

Income tax	23	(9,005,075)	(4,060,210)	(1,676,179)	(1,957,300)
Profit for the period		12,425,405	7,093,622	258,250	3,422,140

Comprehensive income for the period attributable to:
Owners of the parent		12,425,405	7,093,622	257,884	3,422,141
Comprehensive profit for the period		12,425,405	7,093,622	257,884	3,422,141

Basic and diluted earnings profit per share:
Basic and diluted earnings profit per share	30	14.16	7.93	0.29	3.81

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Changes in Equity

for the nine-month period ended September 30, 2019

presented in comparative form

(Stated in thousands of constant pesos – Note 3)

	Share capital	Adjustment to share capital	Treasury stock	Adjust- ment to treasury stock	Additional paid-in capital	Cost treasury stock	Legal reserve	Opcional reserve	Other reserve	Other comprehesive loss	Retained earnings	Total equity
Balance at December 31, 2017	898,661	24,035,043	7,794	94,737	316,325	-	210,175	504,998	-	(182,885)	12,353,750	38,238,598

Change of accounting standard - Adjustment by model of expected losses IFRS 9	-	-	-	-	-	-	-	-	-	-	(82,798)	(82,798)
Balance at December 31, 2017 restated	898,661	24,035,043	7,794	94,737	316,325	-	210,175	504,998	-	(182,885)	12,270,952	38,155,800
Other reserve constitution - Share-bases compensation plan	-	-	-	-	-	-	-	-	14,706	-	-	14,706
Payment of Other reserve constitution - Share-bases compensation plan	272	411	(374)	(411)	14,721	-	-	-	(14,706)	-	-	(87)
Acquisition of own shares	(12,918)	(12,003)	12,918	12,003	-	(1,273,294)	-	-	-	-	-	(1,273,294)
Profit for the nine-month period	-	-	-	-	-	-	-	-	-	-	7,093,622	7,093,622
Balance at September 30, 2018	886,015	24,023,451	20,338	106,329	331,046	(1,273,294)	210,175	504,998	-	(182,885)	19,364,574	43,990,747

Acquisition of own shares	(2,671)	(212,670)	2,773	212,670	-	(197,139)	-	-	-	-	-	(197,037)
Other comprehensive results for the period	-	-	-	-	-	-	-	-	-	(5,430)	-	(5,430)
Profit for the three-month period	-	-	-	-	-	-	-	-	-	-	(1,181,168)	(1,181,168)
Balance at December 31, 2018	883,344	23,810,781	23,111	318,999	331,046	(1,470,433)	210,175	504,998	-	(188,315)	18,183,406	42,607,112

Ordinary and Extraordinary Shareholders’ Meeting held on 04.24.2019 (Note 32)	-	-	-	-	-	-	943,207	17,240,199	-	-	(18,183,406)	-
Acquisition of own shares (Note 18)	(8,270)	(201,004)	8,270	201,004	-	(536,097)	-	-	-	-	-	(536,097)
Profit for the nine-month period	-	-	-	-	-	-	-	-	-	-	12,425,405	12,425,405
Balance at September 30, 2019	875,074	23,609,777	31,381	520,003	331,046	(2,006,530)	1,153,382	17,745,197	-	(188,315)	12,425,405	54,496,420

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Cash Flows

for the nine-month period ended September 30, 2019

presented in comparative form

(Stated in thousands of constant pesos – Note 3)

	Note	09.30.19	09.30.18
Cash flows from operating activities
Profit for the period		12,425,405	7,093,622

Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plants and equipments	8 & 27	3,134,790	2,615,783
Depreciation of right of uses asset	9	93,620	-
Loss on disposals of property, plants and equipments	8 & 28	46,942	83,292
Net accrued interest	29	3,410,315	3,866,368
Exchange difference	29	3,434,773	5,652,471
Income tax	23	9,005,075	4,060,210
Allowance for the impairment of trade and other receivables, net of recovery	27	844,813	1,155,044
Adjustment to present value of receivables	29	8,260	396
Provision for contingencies	25	1,060,188	743,816
Changes in fair value of financial assets	29	(418,093)	(1,067,711)
Accrual of benefit plans	27	234,605	201,402
Net gain from the repurchase of Corporate Notes	29	2,079	998
Gain from interest in joint ventures		(367)	(14)
Income from non-reimbursable customer contributions	28	(4,652)	(5,835)
Termination of agreement on real estate asset		-	(2,662,210)
Agreement on the Regularization of Obligations	2.b	(15,295,588)	-
Gain on net monetary position		(8,517,524)	(8,452,068)
Changes in operating assets and liabilities:
Increase in trade receivables		(4,819,279)	(6,952,874)
Increase in other receivables		(217,762)	(126,538)
Increase in inventories		(448,442)	(778,683)
Increase in deferred revenue		-	166,618
Increase in trade payables		4,263,204	7,936,394
Increase (Decrease) in salaries and social security payable		167,077	(59,109)
Decrease in benefit plans		-	(131,769)
Decrease in tax liabilities		(172,977)	(257,567)
Increase in other payables		1,014,516	1,892,448
Decrease in provisions	25	(63,346)	(69,132)
Payment of Tax payable		(2,129,917)	(1,108,036)
Net cash flows generated by operating activities		7,057,715	13,797,316

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Cash Flows

for the nine-month period ended September 30, 2019

presented in comparative form (continued)

(Stated in thousands of constant pesos – Note 3)

	Note	09.30.19	09.30.18
Cash flows from investing activities
Payment of property, plants and equipments		(7,707,752)	(7,247,650)
Net collection of Financial assets		1,187,940	(1,593,815)
Redemtion net of money market funds		1,413,951	1,603,042
Mutuum charges granted to third parties		142,533	-
Mutuum payments granted to third parties		(150,576)	(158,340)
Collection of receivables from sale of subsidiaries		10,980	64,433
Net cash flows used in investing activities		(5,102,924)	(7,332,330)

Cash flows from financing activities
Payment of borrowings		(656,345)	-
Payment of financial lease liability		(135,839)	-
Payment of interests from borrowings		(425,946)	(357,269)
Repurchase of corporate notes		(101,006)	(22,886)
Acquisition of own shares		(536,097)	(1,326,925)
Net cash flows used in financing activities		(1,855,233)	(1,707,080)

Increase in cash and cash equivalents		99,558	4,757,906

Cash and cash equivalents at the beginning of year	14	37,983	127,008
Exchange differences in cash and cash equivalents		79,375	384,303
Result from exposure to inflation		(1,722)	(828,137)
Increase in cash and cash equivalents		99,558	4,757,906
Cash and cash equivalents at the end of the period	14	215,194	4,441,080

Supplemental cash flows information
Non-cash activities

Agreement on the Regularization of Obligations	2.b	15,295,588	-

Adquisition of advances to suppliers, property, plant and equipment through increased trade payables		(311,214)	(684,255)

Derecognition of property, plant and equipment through other receivables		-	673,359

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 1 |    General information

History and development of the Company

edenor was organized on July 21, 1992 by Executive Order No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by SEGBA.

By means of an International Public Bidding, the PEN awarded 51% of the Company’s capital stock, represented by the Class "A" shares, to the bid made by EASA, the parent company of edenor at that time. The award as well as the transfer contract were approved on August 24, 1992 by Executive Order No. 1,507/92 of the PEN.

On September 1, 1992, EASA took over the operations of edenor.

The corporate purpose of edenor is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, assign the use of the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by edenor or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

Note 2 |    Regulatory framework

At the date of issuance of these condensed interim financial statements, the changes with respect to the situation reported by the Company as of December 31, 2018 are the following:

a)   Electricity rate situation

On January 31, 2019, the ENRE issued Resolution No. 25/19, whereby it approved, under the terms of ENRE Resolution 366/2018, the values of the Company’s Electricity Rate Schedule, effective from the billing relating to the reading of meters subsequent to 12:00 AM on February 1, 2019, and informed the value of the average electricity rate as from February 1, 2019, under the terms of the Governmental Secretariat of Energy’ s Resolution No. 366/2018, which modifies the prices at which Distributors acquire energy in the MEM.

Furthermore, by means of Resolution No. 27/19, the aforementioned regulatory authority approved the CPD value of February 2019 together with the stimulus factor, whose application was deferred until March 2019. Additionally, the ENRE determined the value to be applied for the 36 remaining installments resulting from the gradual application system established in ENRE Resolution No. 63/2017. Moreover, it is provided that the 50% of the CPD that should have been applied in August 2018 will be recovered in 6 installments, adjusted according to the variation of the CPD.

On April 30, 2019, the Electricity Market and Renewable Resources Secretariat issued Resolution No. 14/19, which, among other issues, approves the MEM definitive winter scheduling and modifies the Power Reference Prices and the Stabilized Price of Energy (SPE) relating to the May 1-October 31, 2019 period.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

This Resolution provides that the increases of the Stabilized Price of Energy relating to the May-October 2019 six-month period, which had been authorized by Resolution 366/2018 for Residential customers, are to be absorbed by the Federal Government, whereas the increases established for non-residential customers with supplies lower than 300 kW and those relating to customers with supplies higher than 300 kW, GUDI customers, were modified for the May-July and August-October 2019 three-month periods.

With regard to the supplies lower than 300 kW (non-residential customers), and those higher than 300 kW, GUDI Customers, the values of the Stabilized Price of Energy were increased for the May-July 2019 and August-October 2019 three-month periods.

Furthermore, on September 19, 2019, the Company and the Federal Government entered into an Electricity rate schedules maintenance agreement, which provides for the following:

o   To maintain the electricity rate schedules that were in effect prior to August 1, 2019 for all electricity rate categories;

o   To postpone until January 1, 2020 the application of the CPD that was to be applied as from August 1, 2019 (adjustment mechanism set forth in ENRE Resolution No. 63/2017), relating to the January-June 2019 period, which amounted to 19.05%;

o   To update the electricity rate schedules in relation to seasonal energy prices as from January 1, 2020;

o   To regularize the difference of the CPD and the seasonal energy prices generated between those applied as from August 1, 2019 and those to be applied as from January 1, 2020, for the August 1, 2019-December 31, 2019 period, which will be recovered in seven monthly and consecutive installments as from January 1, 2020 and will be adjusted in accordance with the relevant CPD adjustment and the methodology set forth in late payment procedures applied by CAMMESA, respectively;

o   Commitment to maintain the quality of the service and meet the quality parameters set forth in the Concession Agreement;

o   To postpone until March 1, 2020 the payment by the Company of any penalty at its original value plus the relevant adjustments applicable at the time of payment.

Furthermore, on October 22, 2019, SRRyME Resolution No. 38/2019 approved the seasonal scheduling for the November 2019-April 2020 period, and provided as well that the power reference price, the energy reference price for residential users and energy reference prices for both the Distributors’ Large Users and the other non-residential users, effective since August 2019, will remain the same until April 2020.

b)   Change of Jurisdiction and Regularization of Obligations

On February 28, 2019, the Federal Government, the Province of Buenos Aires and the City of Buenos Aires entered into an agreement to initiate the process of transferring the public service of electricity distribution, duly awarded by the Federal Government to the Company under a concession, to the joint jurisdiction of the PBA and the CABA, with the latter two jointly assuming the capacity as Grantor of the concession of the service. In the aforementioned agreement, the PBA and the CABA agreed to set up a new bipartite agency in charge of the regulation and control of the distribution service, and the Federal Government agreed to take the necessary steps and carry out the necessary administrative procedures to provide a solution to the pending claims with both Distribution companies.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

In the framework of such agreement, on May 9, 2019, the Federal Government, the CABA and the PBA entered into an agreement, the Agreement on the Implementation of the Transfer of Jurisdiction, pursuant to which the CABA and the PBA jointly assume, as from the date on which the agreement comes into effect with the relevant ratifications, the regulation and control and the capacity as grantor over the distribution service granted to edenor under a concession. Furthermore, it is provided that the Concession Agreement will remain in full force and effect and the national regulations and provisions issued by both the Energy Secretariat and the ENRE until the effective date of the transfer will be the regarded as the applicable regulatory framework; and that the pledge on the class A shares held by PESA, representing 51% of the Company’s share capital, made as security for the strict compliance with the obligations resulting from the Concession Agreement, is assigned by the Federal Government to the CABA and the PBA.

The Company was notified of and consented to the agreement between the Federal Government and the new Grantors of the concession, and agreed both to indemnify them against any claims and to obtain the consent of the majority of its shareholders. This Agreement on the Implementation of the Transfer of Jurisdiction was ratified by the Provincial Executive Power and the City’s Legislative Power by means of Executive Order 1289/2019 (published in the Official Gazette of the Province of Buenos Aires on October 2, 2019) and Legislative Resolution No. 161/19 (published in the Official Gazette of the CABA on July 17, 2019), respectively.

Furthermore, within the framework of the change of jurisdiction and as a condition for the transfer, on May 10, 2019, the Company and the Governmental Secretariat of Energy, on behalf of the Federal Government, entered into an Agreement on the Regularization of Obligations, putting an end to the mutual pending claims originated in the 2006-2016 Transitional Tariff Period.

By virtue of this Agreement, the Company (i) waives any rights to which it may be entitled and abandons any actions against the Federal Government, including the complaint filed by edenor in 2013 for failure to comply with the obligations resulting from the Agreement on the Renegotiation of the Concession Agreement (the "Adjustment Agreement”) entered into on February 13, 2006; (ii) undertakes to pay works and loans for consumption (“mutuums”)-related debts originated in the transition period; (iii) agrees to pay users certain penalty and compensation amounts relating to that period; and (iv) agrees to make investments, in addition to those agreed upon in the RTI, aimed at contributing to improving the reliability and safety of the service.

 In return, the Federal Government partially recognizes the claim duly made by the Company -referred to in caption (i) of the previous paragraph-, by fully offsetting pending obligations with the MEM for electric power purchases made during the transition period, partially cancelling the mutuums for investments granted by CAMMESA also during that period, and cancelling penalties payable to the National Treasury.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

The implementation of this agreement implied, on a one-time-only basis, the partial recognition of the claim made by the Company for an amount of $ 6,906.4 million as compensation for the Federal Government’s failure to comply with obligations for 10 years during the Transitional Tariff Period, which stated in constant values amounts to $ 7,760.7 million, as well as the adjustment of the liabilities recorded at the time of the agreement, replicating the conditions applied to all the sector’s distributors, generating a profit of $ 6,160 million, which stated in constant values amounts to $ 6,922 million. Additionally, $ 306 million from the Federal Government and $ 273 million from the Province of Buenos Aires were recognized, which stated in constant values amount to $ 324 million and $ 288.9 million, respectively. These effects are disclosed in the “Agreement on the Regularization of Obligations” line item of the Condensed Interim Statement of Comprehensive Income, and do not imply any inflow of funds whatsoever for the Company; on the contrary, the Company must comply in the next 5 years with the investment plan stipulated in the above-mentioned agreement, which will be aimed at contributing to the improvement of the reliability and/or safety of the service as a whole, in addition to complying with the Investment Plan duly agreed upon in the tariff structure review (RTI) approved by Resolution 63/2017, which, together with the penalties payable to users, the payment of liabilities for mutuums and works, and the payment of the generated income tax amount, implies an actual disbursement of funds for a total approximate amount of $ 7,600 million, in a 5-year term.

Additionally, it was agreed that the receivable amounts in favor of the Company for the consumption of shantytowns with community meters generated from July 2017 through December 31, 2018 -exclusively with regard to the percentage agreed upon by the Federal Government-, relating to the framework Agreement (Note 2.c.) for $ 470.8 million, and the receivable amount resulting from applying the cap to the bills of users benefited from the Social Tariff for $ 923 million, would be offset against both part of the debt the Company held with CAMMESA for loans received for the carrying out of works, and the debts the Company held with CAMMESA for the investments made in the Costanera – Puerto Nuevo – Malaver 220kV Interconnection works, carried out through the Trust for the Management of Electric Power Transmission Works (FOTAE), and for the carrying out of the Tecnópolis Substation’s works.

In this framework, the Company Extraordinary Shareholders’ Meeting dated June 10, 2019 not only ratified the actions taken by the Board of Directors in the negotiations and signing of the Agreement on the Implementation of the transfer of jurisdiction and the Agreement on the Regularization of obligations, but also approved the waiver of rights, actions and claims against the Federal Government originated in the Transitional Tariff Period, and the abandonment of the lawsuit filed in 2013 against the Federal Government.

In accordance with that which has been previously mentioned, the negative working capital of $ 2,669.5 million as of September 30, 2019 is a reflection of the Company’s still deteriorated economic and financial equation, mainly as a consequence of the constant increase in operating costs.

In this regard, and taking into consideration that the Company operates in a complex economic context, whose main variables have recently seen a high degree of volatility, both nationally and internationally, being aware of circumstances, such as:

o   A year-on-year 2.5% fall of the GDP in the first half of the year;

o   A 37.58% cumulative inflation rate between January 1, 2019 and September 30, 2019;

o   A significant devaluation of the Argentine peso as from the month of August, giving rise to an unexpected withdrawal of US dollar-denominated deposits from the financial system with the consequent fall of the Argentine Central Bank’s reserves and an increase in the reference interest rate above 74%.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Confronted with this situation, the Federal Government decided to implement certain measures, among which the following can be mentioned:

o   Setting of specific time limits for the inflow and settlement of export proceeds;

o   BCRA’s prior authorization for the purchase of external assets for companies;

o   Deferral of the payment of certain government debt instruments;

o   Fuel price control;

o   Electricity rate schedules maintenance agreement, Note 2.a.

At the date of issuance of these financial statements, this context of volatility and uncertainty continues to exist.

In that regard, the Company’s Board of Directors permanently monitors the development of the variables that affect the Company’s business, in order to define its course of action and identify the potential impacts on its financial and cash position. These condensed interim financial statements should be read taking these circumstances into account.

c)   Framework Agreement and Social Tariff

As a consequence of the transfer of jurisdiction of the public service of electricity distribution, provided for by Law 27,467, from the Federal Government to the Province of Buenos Aires and to the City of Buenos Aires (Note 2.b.), the Company is undertaking a review, with the new Grantors of the Concession, of the treatment to be given to the low-income areas and shantytowns’ consumption of electricity as from January 1, 2019.

In this framework, the Government of the Province of Buenos Aires enacted Law No. 15,078 on General Budget, which provided that the Province of Buenos Aires will pay for the aforementioned consumption the same amount as that paid in 2018, and that any amount in excess of that shall be borne by the Municipalities in whose territories the particular shantytowns are located. Such consumption shall be previously approved by the regulatory agencies or local authorities having jurisdiction in each area.

Furthermore, the Company and the Federal Government entered into an Agreement on the extension of the new framework agreement, which provides for the following:

-        To extend as from January 1, 2019 and until May 31, 2019 the New framework agreement entered into on October 6, 2003;

-        The Federal Government’s commitment to pay the amounts of its economic contribution for the supply of electricity to shantytowns, after the energy associated with the Social Tariff has been discounted;

-        That the receivable amounts recognized by this extension are assigned by the Company to Edesur.

Based on the terms of the Agreement on the Regularization of Obligations (Note 2.b), and the Agreement on the extension of the new framework agreement, as of September 30, 2019, the Company recognized revenue from the sale of electricity under the Framework Agreement for $ 470.8 million, which stated in constant values amounts to $ 529.1 million, and $ 209.7 million, both relating to the Federal Government’s participation until May 31, 2019.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Additionally, and as previously mentioned, the Extension Agreement provides that the receivable amounts thereby recognized are assigned by the Company to Edesur, and that the Federal Government undertakes to instruct CAMMESA to offset them against the mutuum-related debts Edesur has with the Federal Government. In this regard, the Company and Edesur entered into the relevant assignment of receivables agreement, which provides that, in consideration for the assigned receivables, Edesur will pay Edenor the sole, full and final sum of $ 167.8 million.

With regard to the discounts under the system of caps applicable to customers benefited from the Social Tariff that the Federal Government owed to this Distributor, the Company recorded revenue for $ 923 million, which stated in constant values amounts to $ 1,037.2 million, relating to the December 2017-December 2018 period, as a consequence of the implementation and subsequent cancellation thereof resulting from the Agreement on the Regularization of Obligations (Note 2.b).

Note 3 |    Basis of preparation

These condensed interim financial statements for the nine-month period ended September 30, 2019 have been prepared in accordance with the provisions of IAS 34 “Interim Financial Reporting”, incorporated by the CNV.

This condensed interim financial information is measured in pesos (the legal currency in Argentina) restated in accordance with that mentioned under the following title, which is also the presentation currency, and must be read together with the audited Financial Statements as of December 31, 2018 prepared under IFRS.

The condensed interim financial statements for the nine-month period ended September 30, 2019 have not been audited; they have been reviewed by the Independent Accountant in accordance with ISRE 2,410, whose scope is substantially less than that of an audit performed in accordance with IFRS. The Company’s Management estimates that they include all the necessary adjustments to fairly present the results of operations for each period. The result of operations for the nine and three-month period ended September 30, 2019 does not necessarily reflect the Company’s results in proportion to the full fiscal year. They were approved for issue by the Company’s Board of Directors on November 7, 2019.

Restatement of financial information

 The financial statements are stated in terms of the measuring unit current at September 30, 2019, in accordance with IAS 29 “Financial reporting in hyperinflationary economies”, using the indexes established by the FACPCE, based on the price indexes published by the INDEC, or an estimate thereof considering the REM when, at the time of preparing the information, they were not available.

Taking into consideration the indexes established by the CNV, the inflation rate in the period between January 1, 2019 and September 30, 2019 amounted to 37.58%.

Comparative information

The balances as of December 31, 2018 and for the nine and three-month period ended September 30, 2018, disclosed in these condensed interim financial statements for comparative purposes, arise as a result of restating the financial statements as of those dates to the purchasing power of the currency at September 30, 2019, as a consequence of the restatement of the financial information described in the preceding paragraph.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 4 |    Accounting policies

The accounting policies adopted for these condensed interim financial statements are consistent with those used in the preparation of the financial statements for the last financial year, which ended on December 31, 2018.

There are no new IFRS or IFRIC applicable as from this period that have a material impact on the Company’s condensed interim financial statements, except for that mentioned below:

Impacts of adoption of IFRS 16

The Company has elected to apply IFRS 16 retrospectively using the simplified approach, in relation to the lease contracts identified as such under IAS 17, recognizing the cumulative effect of the application as an adjustment to the opening balance of retained earnings as from January 1, 2019, without restating the comparative information.

Management has reviewed the lease contracts that are in full force and effect and has recognized a right-of-use asset relating to the lease liability amount (which is equivalent to the present value of the remaining lease payments). All the other identified lease commitments relate to contracts that either expire within 12 months from the adoption of this standard or refer to short-term leases, which continue to be recognized by the Company on a straight-line basis over the lease term.

The Company maintained, at the adoption date, the carrying amount of the right-of-use assets and lease liabilities that were classified as finance leases under IAS 17.

Finally, no transition adjustments have been made for leases in which edenor acts as lessor.

Consequently, the Company has not recognized any adjustment to the opening balance of unappropriated retained earnings on account of the initial application of IFRS 16.

Note 5 |    Financial risk management

Nota 5.1 |       Financial risk factors

The Company’s activities and the market in which it operates expose the Company to a series of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

            There have been no significant changes in risk management policies since the last fiscal year end.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

a.           Market risks

                         i.            Currency risk

As of September 30, 2019 and December 31, 2018, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 09.30.19	Total 12.31.18

ASSETS
NON-CURRENT ASSETS
Other receivables	USD	-	57.590	-	1,053,306
TOTAL NON-CURRENT ASSETS		-		-	1,053,306
CURRENT ASSETS
Other receivables	USD	18,119	57.590	1,043,473	205,803
Financial assets at fair value through profit or loss	USD	51,072	57.590	2,941,236	4,520,587
Cash and cash equivalents	USD	1,907	57.590	109,824	12,898
	EUR	11	62.481	687	-
TOTAL CURRENT ASSETS		71,109		4,095,220	4,739,288
TOTAL ASSETS		71,109		4,095,220	5,792,594

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	176,099	57.590	10,141,536	9,895,396
TOTAL NON-CURRENT LIABILITIES		176,099		10,141,536	9,895,396
CURRENT LIABILITIES
Trade payables	USD	11,657	57.590	671,341	908,659
	EUR	1,783	62.481	111,403	5,522
	CHF	172	57.723	9,928	-
	NOK	68	6.373	433	407
Borrowings	USD	32,965	57.590	1,898,471	1,482,360
Other payables	USD	9,089	57.590	523,436	-
TOTAL CURRENT LIABILITIES		55,734		3,215,012	2,396,948
TOTAL LIABILITIES		231,833		13,356,548	12,292,344

(1)       The exchange rates used are the BNA exchange rates in effect as of September 30, 2019 for US Dollars (USD), Euros (EUR), Swiss Francs (CHF) and Norwegian Krones (NOK).

                        ii.            Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used to carry out such measurements. The fair value hierarchy has the following levels:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

· Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

The table below shows the Company’s financial assets measured at fair value as of September 30, 2019 and December 31, 2018:

	LEVEL 1	LEVEL 2	TOTAL

At September 30, 2019
Assets
Financial assets at fair value through profit or loss:
Money market funds	2,941,217	-	2,941,217
Cash and cash equivalents:
Money market funds	74,305	-	74,305
Total assets	3,015,522	-	3,015,522

Liabilities
Derivative financial instruments	-	2,506	2,506
Total liabilities	-	2,506	2,506

At December 31, 2018
Assets
Financial assets at fair value through profit or loss:
Government bonds	4,520,602	-	4,520,602
Money market funds	131,734	-	131,734
Total assets	4,652,336	-	4,652,336

Liabilities
Derivative financial instruments	-	1,424	1,424
Total liabilities	-	1,424	1,424

                        iii.          Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk is mainly related to its long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities.

As of September 30, 2019 and December 31, 2018 -except for the financial loan granted by ICBC Bank in October 2017, in respect of which on April 12, 2018 the Company entered into a hedge transaction with Citibank London-, 100% of the loans were obtained at fixed interest rates.

The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

Note 6 |    Critical accounting estimates and judgments

The preparation of the condensed interim financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

These estimates and judgments are evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these condensed interim financial statements and the variations may be significant.

In the preparation of these condensed interim financial statements, there were no changes in either the critical judgments made by the Company when applying its accounting policies or the information sources of estimation uncertainty with respect to those applied in the Financial Statements for the year ended December 31, 2018.

Note 7 |    Contingencies and lawsuits

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company in the Financial Statements as of December 31, 2018, except for the increase recorded in both interest rates and the United States dollar exchange rate, as a consequence of a combination of external factors and the local macroeconomic context.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 8 |    Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.18
Cost	1,994,105	18,943,904	52,364,738	21,668,123	3,655,004	18,449,434	268,701	117,344,009
Accumulated depreciation	(335,419)	(5,467,671)	(16,746,658)	(7,100,822)	(1,740,550)	-	-	(31,391,120)
Net amount	1,658,686	13,476,233	35,618,080	14,567,301	1,914,454	18,449,434	268,701	85,952,889

Additions	22,463	4,182	49,937	165,597	1,067,827	5,785,367	94,488	7,189,861
Disposals	-	-	(4,547)	(42,395)	-	-	-	(46,942)
Transfers	126,361	639,800	2,546,968	1,409,990	(1,147,227)	(3,411,310)	(164,582)	-
Depreciation for the period	(64,174)	(507,850)	(1,460,052)	(698,768)	(403,946)	-	-	(3,134,790)
Net amount 09.30.19	1,743,336	13,612,365	36,750,386	15,401,725	1,431,108	20,823,491	198,607	89,961,018

At 09.30.19
Cost	2,142,929	19,587,886	54,839,306	23,182,523	3,575,607	20,823,491	198,607	124,350,349
Accumulated depreciation	(399,593)	(5,975,521)	(18,088,920)	(7,780,798)	(2,144,499)	-	-	(34,389,331)
Net amount	1,743,336	13,612,365	36,750,386	15,401,725	1,431,108	20,823,491	198,607	89,961,018

•     During the period ended September 30, 2019, the Company capitalized as direct own costs $ 830.3 million.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.17
Cost	1,893,373	18,533,320	50,124,255	20,701,063	3,448,114	11,992,704	124,797	106,817,626
Accumulated depreciation	(282,659)	(4,913,728)	(15,477,033)	(6,381,851)	(1,255,310)	-	-	(28,310,581)
Net amount	1,610,714	13,619,592	34,647,222	14,319,212	2,192,804	11,992,704	124,797	78,507,045

Additions	-	-	-	-	3,377,524	3,697,943	51,415	7,126,882
Disposals	-	(3,393)	(11,060)	(14,061)	(728,137)	-	-	(756,651)
Transfers	182,653	198,178	1,649,787	377,959	(321,659)	(2,070,071)	(16,847)	-
Depreciation for the period	(131,541)	(338,250)	(899,821)	(465,979)	(780,192)	-	-	(2,615,783)
Net amount 09.30.18	1,661,826	13,476,127	35,386,128	14,217,131	3,740,340	13,620,576	159,365	82,261,493

At 09.30.18
Cost	2,076,025	18,726,346	51,242,336	20,986,518	5,776,171	13,620,576	159,365	112,587,337
Accumulated depreciation	(414,199)	(5,250,219)	(15,856,208)	(6,769,387)	(2,035,831)	-	-	(30,325,844)
Net amount	1,661,826	13,476,127	35,386,128	14,217,131	3,740,340	13,620,576	159,365	82,261,493

(1)     As of September 30, 2018, includes retirement for $ 673.4 million, real estate asset (Note 33).

•     During the period ended September 30, 2018, the Company capitalized as direct own costs $ 633.8 million.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 9 |    Right-of-use asset

09.30.19
Total right-of-use asset by leases	287,260

The development of right-of-use assets is as follows:

09.30.19
Balance at beginning of year	-
Incorporation by adoption of IFRS 16	305,862
Additions	2,729
Result from exposure to inlfation	72,289
Depreciation for the period	(93,620)
Balance at end of the period	287,260

Note 10 | Other receivables

	Note	09.30.19	12.31.18
Non-current:
		-	-
Financial credit		24,780	41,940
Related parties	31.d	4,087	6,413
RDSA credit		-	1,053,306
Total Non-current		28,867	1,101,659

Current:
Prepaid expenses		26,969	7,308
RDSA credit		765,295	-
Advances to suppliers		39,623	112,045
Advances to personnel		1,040	2,338
Security deposits		23,993	22,969
Financial credit		56,758	80,382
Receivables from electric activities		121,174	135,364
PBA & CABA government credit		233,074	-
Related parties	31.d	25,766	2,678
Judicial deposits		36,363	41,937
Credit with SBS Bank Company		-	34,395
Other		15,210	35
Allowance for the impairment of other receivables		(81,558)	(106,346)
Total Current		1,263,707	333,105

The carrying amount of the Company’s other financial receivables approximates their fair value.

The other non-current receivables are measured at amortized cost, which does not differ significantly from their fair value.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

The roll forward of the allowance for the impairment of other receivables is as follows:

	09.30.19	09.30.18
Balance at beginning of year	106,346	61,113
Increase	23,052	165,991
Result from exposure to inlfation	(29,859)	(18,340)
Recovery	(17,981)	-
Balance at end of the period	81,558	208,764

Note 11 | Trade receivables

	09.30.19	12.31.18
Current:
Sales of electricity - Billed	8,159,519	6,359,911
Sales of electricity – Unbilled	6,549,439	5,139,928
Framework Agreement	173,405	14,277
Fee payable for the expansion of the transportation and others	24,348	31,602
Receivables in litigation	223,121	133,670
Allowance for the impairment of trade receivables	(1,285,943)	(1,239,947)
Total Current	13,843,889	10,439,441

The carrying amount of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	09.30.19	09.30.18
Balance at beginning of the year	1,239,947	1,038,516
Change of accounting standard (Note 6) - Adjustment by model of expected losses IFRS 9	-	125,752
Balance at beginning of the year	1,239,947	1,164,268
Increase	839,742	989,053
Decrease	(436,916)	(225,680)
Result from exposure to inlfation	(356,830)	(358,307)
Balance at end of the period	1,285,943	1,569,334

Note 12 | Financial assets at fair value through profit or loss

	09.30.19	12.31.18

Current
Money market funds	2,941,217	131,734
Government bonds	-	4,520,602
Total current	2,941,217	4,652,336

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 13 | Financial assets at amortized cost

	09.30.19	12.31.18
Non-current

Current
Time deposits	-	1,663,026
Total Current	-	1,663,026

Note 14 | Cash and cash equivalents

	09.30.19	12.31.18	09.30.18
Cash and banks	140,889	37,983	1,732,374
Money market funds	74,305	-	2,708,706
Total cash and cash equivalents	215,194	37,983	4,441,080

Note 15 | Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total

Balance at December 31, 2017	25,036,235	316,325	25,352,560
Acquisition of own shares	-	14,721	14,721

Balance at December 31, 2018 and September 30, 2019	25,036,235	331,046	25,367,281

As of September 30, 2019, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Note 16 | Allocation of profits

The restrictions on the distribution of dividends by the Company are those provided for by the Business Organizations Law and the negative covenants established by the Corporate Notes program. As of September 30, 2019, the Company complies with the indebtedness ratio established in such program.

Additionally, in accordance with Title IV, Chapter III, section 3.11.c of the CNV, the amounts subject to distribution will be restricted to the amount equivalent to the acquisition cost of the Company’s own shares.

Note 17 | The Company’s Share-based Compensation Plan

As indicated in the Financial Statements as of December 31, 2018, the Company has decided to use the available treasury shares for the implementation of share-based compensation plans for its senior management, based on the achievement of the strategic objectives set annually.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 18 | Acquisition of the Company’s own shares

The Company’s Board of Directors, at its meeting of April 8, 2019, approved the acquisition of the Company’s own shares in conformity with section 64 of Law 26,831 and the CNV’s regulations, under the following main terms and conditions:

•        Maximum amount to be invested: up to $ 800,000,000;

•        The treasury stock may not exceed, as a whole, the limit of 10% of share capital;

•        Price to be paid for the shares: up to a maximum of USD 23 per ADR in the New York Stock Exchange, or the amount in pesos equivalent to USD 1.15 per share in Bolsas y Mercados Argentinos S.A., using as reference the closing exchange rate of the day prior to the transaction;

•        The acquisitions will be made with realized and liquid profits;

•        The shares may be acquired for a term of 120 calendar days to commence on April 9, 2019.

The Board of Directors, at its meeting of June 12, 2019, resolved to bring the duly established term for the acquisition of the Company’s own shares to an early end.

As of September 30, 2019, the Company’s treasury stock amounts to 31,380,871 Class B shares, 8,269,740 of which were acquired in this nine-month interim period, for a total of $ 536.1 million restated in constant currency.

Note 19 | Trade payables

	Note	09.30.19	12.31.18
Non-current
Customer guarantees		187,570	193,944
Customer contributions		139,682	154,535
Funding contributions - substations	2.b	-	45,298
Total Non-current		327,252	393,777

Current
Payables for purchase of electricity - CAMMESA		4,286,963	6,799,702
Provision for unbilled electricity purchases - CAMMESA	2.b	4,938,327	9,584,381
Suppliers		2,996,275	3,337,713
Advance to customer		278,527	270,325
Customer contributions		30,573	21,033
Discounts to customers		37,372	51,416
Funding contributions - substations	2.b	-	23,684
Related parties	31.d	1,329	10,777
Total Current		12,569,366	20,099,031

The fair values of non-current customer contributions as of September 30, 2019 and December 31, 2018 amount to $ 40.9 million and $ 148.2 million, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a representative market rate for this type of transactions. The applicable fair value category is Level 3 category.

The carrying amount of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 20 | Other payables

	Note	09.30.19	12.31.18
Non-current
Loans (mutuum) with CAMMESA	2.b	-	3,139,818
ENRE penalties and discounts	2.b	3,126,093	7,013,006
Liability with FOTAE	2.b	-	285,301
Payment agreements with ENRE		8,731	51,174
Financial Lease Liability (1)		93,863	-
Total Non-current		3,228,687	10,489,299

Current
ENRE penalties and discounts		2,266,050	2,525,405
Related parties	31.d	6,208	10,416
Advances for works to be performed		13,528	18,678
Payment agreements with ENRE		57,054	89,842
Financial Lease Liability (1)		120,633	-
Other		5,056	-
Total Current		2,468,529	2,644,341

The carrying amount of the Company’s other financial payables approximates their fair value.

(1)   The development of the financial lease liability is as follows:

09.30.19
Balance at beginning of year	-
Incorporation by adoption of IFRS 16	305,862
Increase	2,729
Payments	(122,541)
Exchange difference and gain on net monetary position	28,446
Balance at end of the period	214,496

Note 21 | Borrowings

	09.30.19	12.31.18
Non-current
Corporate notes (1)	9,421,473	8,598,705
Borrowing	720,063	1,296,691
Total non-current	10,141,536	9,895,396

Current
Interest from corporate notes	395,486	151,363
Borrowing	1,502,985	1,330,997
Total current	1,898,471	1,482,360

(1)    Net of debt repurchase/redemption and issuance expenses.

The fair values of the Company’s non-current borrowings as of September 30, 2019 and December 31, 2018 amount approximately to $ 6,699.3 million and $ 9,890.3 million, respectively. Such values were determined on the basis of the estimated market price of the Company’s Corporate Notes at the end of each period. The applicable fair value category is Level 1 category.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

The carrying amount of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

Note 22 | Salaries and social security taxes payable

	09.30.19	12.31.18
Non-current
Early retirements payable	27,362	20,477
Seniority-based bonus	205,014	203,416
Total non-current	232,376	223,893

Current
Salaries payable and provisions	1,458,596	2,175,471
Social security payable	210,549	207,934
Early retirements payable	21,202	14,100
Total current	1,690,347	2,397,505

The carrying amount of the Company’s salaries and social security taxes payable approximates their fair value.

Note 23 | Income tax / Deferred tax

At the date of issuance of these condensed interim financial statements, the changes with respect to the situation reported by the Company as of December 31, 2018 are based on the application of the tax inflation adjustment and the effects generated by the agreement on the regularization of obligations, Note 2.b.

	09.30.19	12.31.18

Provision of tax payable	3,473,769	1,533,169
Tax withholdings	(626,913)	(683,851)
Total current	2,846,856	849,318

The detail of deferred tax assets and liabilities is as follows:

	09.30.19	12.31.18
Deferred tax assets
Trade receivables and other receivables	373,104	612,371
Trade payables and other payables	652,546	2,689,362
Salaries and social security payable	72,664	68,019
Benefit plans	143,413	145,813
Tax liabilities	17,553	21,505
Provisions	597,465	475,833
Deferred tax asset	1,856,745	4,012,903

Deferred tax liabilities
Property, plants and equipments	(17,080,779)	(14,787,322)
Financial assets at fair value through profit or loss	-	(292,326)
Borrowings	(1,699)	(6,116)
Adjustment effect on tax inflation (2)	(1,290,058)	-
Deferred tax liability	(18,372,536)	(15,085,764)

Net deferred tax assets	(16,515,791)	(11,072,861)

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

The detail of the income tax expense is as follows:

	09.30.19	09.30.18
Deferred tax	(5,442,930)	(2,933,129)
Current tax	(3,473,769)	(1,150,664)
Difference between provision and tax return	(88,376)	23,583
Income tax expense	(9,005,075)	(4,060,210)

	09.30.19	09.30.18
Profit for the period before taxes	21,430,480	11,153,832
Applicable tax rate	30%	30%
Loss for the period at the tax rate	(6,429,144)	(3,346,150)
Gain from interest in joint ventures	313	111
Non-taxable income	(3,105,369)	(2,475,439)
Gain on net monetary position	2,578,036	1,770,482
Adjustment effect on tax inflation (1)	(2,036,933)	-
Difference between provision and tax return	(12,230)	(9,214)
Other	252	-
Income tax expense	(9,005,075)	(4,060,210)

(1)     Law No. 27,430 provides for the application of the tax inflation adjustment set forth in Title VI of the Income Tax Law for the first, second and third fiscal year as from its effective date (in 2018), if the IPC cumulative variation, calculated from the beginning to the end of each year, exceeds fifty-five percent (55%), thirty percent (30%) and fifteen percent (15%) for fiscal years 2018, 2019 and 2020, respectively.

Although as of December 31, 2018, the IPC cumulative variation did not exceed the 55% threshold for the application of the tax inflation adjustment in that first fiscal year, as of September 30, 2019, the IPC cumulative variation for the nine months of the year amounts to 37.58%, which exceeds the 30% threshold fixed for the second transition year of the tax inflation adjustment, and, therefore, the Company has applied the tax inflation adjustment in the calculation of the current and deferred income tax provision.

Note 24 | Tax liabilities

	09.30.19	12.31.18
Non-current
Current
Provincial, municipal and federal contributions and taxes	214,176	179,467
VAT payable	560,338	567,583
Tax withholdings	87,116	174,893
SUSS withholdings	5,559	10,229
Municipal taxes	89,833	145,994
Tax regularization plan	-	523
Total Current	957,022	1,078,689

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 25 | Provisions

	Non-current liabilities	Current liabilities
	Contingencies
At 12.31.18	1,472,312	257,873

Increases	926,604	133,584
Decreases	(27,506)	(35,840)
Result from exposure to inflation for the period	(501,811)	(84,804)
At 09.30.19	1,869,599	270,813

At 12.31.17	1,214,995	262,582
Increases	577,552	166,264
Decreases	(6)	(69,126)
Result from exposure to inflation for the period	(382,655)	(88,755)
At 09.30.18	1,409,886	270,965

Note 26 | Revenue from sales

	09.30.19	09.30.18
Sales of electricity	64,046,352	62,030,569
Right of use on poles	201,580	202,759
Connection charges	40,979	53,276
Reconnection charges	18,674	24,833
Total Revenue from sales	64,307,585	62,311,437

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 27 | Expenses by nature

The detail of expenses by nature is as follows:

Expenses by nature at 09.30.19
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	4,053,324	677,249	906,321	5,636,894
Pension plans	168,697	28,187	37,721	234,605
Communications expenses	62,506	249,657	12,097	324,260
Allowance for the impairment of trade and other receivables	-	844,813	-	844,813
Supplies consumption	990,775	-	87,014	1,077,789
Leases and insurance	-	152	155,992	156,144
Security service	182,002	33,121	53,933	269,056
Fees and remuneration for services	1,784,113	1,069,777	832,772	3,686,662
Depreciation of right-of-use asset	9,362	18,724	65,534	93,620
Public relations and marketing	-	34,971	-	34,971
Advertising and sponsorship	-	18,016	-	18,016
Reimbursements to personnel	58	138	623	819
Depreciation of property, plants and equipments	2,465,841	367,455	301,494	3,134,790
Directors and Supervisory Committee members’ fees	-	-	16,416	16,416
ENRE penalties	1,017,058	1,129,922	-	2,146,980
Taxes and charges	-	533,211	35,228	568,439
Other	575	279	6,666	7,520
At 09.30.19	10,734,311	5,005,672	2,511,811	18,251,794

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of September 30, 2019 for $ 830.3 million.

Expenses by nature at 09.30.18
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	4,465,151	806,101	941,731	6,212,983
Pension plans	144,744	26,131	30,527	201,402
Communications expenses	78,530	277,083	15,580	371,193
Allowance for the impairment of trade and other receivables	-	1,155,044	-	1,155,044
Supplies consumption	577,511	-	88,047	665,558
Leases and insurance	569	-	189,300	189,869
Security service	149,685	3,224	109,745	262,654
Fees and remuneration for services	1,391,365	1,085,552	975,919	3,452,836
Public relations and marketing	-	18,366	-	18,366
Advertising and sponsorship	-	9,461	-	9,461
Reimbursements to personnel	57	75	525	657
Depreciation of property, plants and equipments	2,057,588	306,618	251,577	2,615,783
Directors and Supervisory Committee members’ fees	-	-	23,048	23,048
ENRE penalties	2,108,015	390,054	-	2,498,069
Taxes and charges	-	809,952	38,407	848,359
Other	485	329	6,121	6,935
At 09.30.18	10,973,700	4,887,990	2,670,527	18,532,217

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of September 30, 2018 for $ 633.8 million.

Note 28 | Other operating expense, net

	Note	09.30.19	09.30.18
Other operating income
Services provided to third parties		136,989	83,059
Commissions on municipal taxes collection		87,191	81,199
Related parties	31.a	20,060	55,912
Income from non-reimbursable customer contributions		4,652	5,835
Fines to suppliers		89,610	73,494
Others		32,788	57,465
Total other operating income		371,290	356,964

Other operating expense
Gratifications for services		(84,711)	(63,603)
Cost for services provided to third parties		(78,098)	(56,940)
Severance paid		(13,955)	(18,364)
Debit and Credit Tax		(538,191)	(574,902)
Provision for contingencies		(1,060,188)	(743,816)
Disposals of property, plant and equipment		(46,942)	(83,292)
Other		(23,129)	(17,888)
Total other operating expense		(1,845,214)	(1,558,805)
Other operating expense, net		(1,473,924)	(1,201,841)

Note 29 | Net financial expense

	Note	09.30.19	09.30.18
Other operating income
Services provided to third parties		136,989	83,059
Commissions on municipal taxes collection		87,191	81,199
Related parties	31.a	20,060	55,912
Income from non-reimbursable customer contributions		4,652	5,835
Fines to suppliers		89,610	73,494
Others		32,788	57,465
Total other operating income		371,290	356,964

Other operating expense
Gratifications for services		(84,711)	(63,603)
Cost for services provided to third parties		(78,098)	(56,940)
Severance paid		(13,955)	(18,364)
Debit and Credit Tax		(538,191)	(574,902)
Provision for contingencies		(1,060,188)	(743,816)
Disposals of property, plant and equipment		(46,942)	(83,292)
Other		(23,129)	(17,888)
Total other operating expense		(1,845,214)	(1,558,805)
Other operating expense, net		(1,473,924)	(1,201,841)

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 30 | Basic and diluted earnings per share

Basic

The basic earnings per share is calculated by dividing the profit attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of September 30, 2019 and 2018, excluding common shares purchased by the Company and held as treasury shares.

The basic earnings per share coincides with the diluted earnings per share, inasmuch as the Company has issued neither preferred shares nor Corporate Notes convertible into common shares.

	09.30.19	09.30.18
Profit for the period attributable to the owners of the Company	12,425,405	7,093,622
Weighted average number of common shares outstanding	877,282	893,967
Basic and diluted profit earnings per share – in pesos	14.16	7.93

The basic and diluted earnings per share include the effects described in Note 2.b.

Note 31 | Related-party transactions

The following transactions were carried out with related parties:

a.        Income

Company	Concept	09.30.19	09.30.18

PESA	Impact study	337	-
	Electrical assembly service	-	1,366
	Computer services assistance	-	4,084
	Thermal power plant Pilar	-	14,720
SACDE	Reimbursement expenses	19,723	35,742
		20,060	55,912

b.        Expense

Company	Concept	09.30.19	09.30.18

PESA	Technical advisory services on financial matters	(89,639)	(44,401)
SACME	Operation and oversight of the electric power transmission system	(54,758)	(47,960)
OSV	Hiring life insurance for staff	(14,462)	(7,245)
ABELOVICH, POLANO & ASOC.	Legal fees	(1,070)	(1,387)
		(159,929)	(100,993)

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

c.           Key Management personnel’s remuneration

	09.30.19	09.30.18
Salaries	174,516	231,818

The balances with related parties are as follow:

d.           Receivables and payables

	09.30.19	12.31.18
Other receivables - Non current
SACME	4,087	6,413
	4,087	6,413

Other receivables - Current
FIDUS SGR	25,000	-
SACME	766	1,054
PESA	-	1,624
	25,766	2,678

Trade payables
OSV	(1,329)	-
PESA	-	(10,777)
	(1,329)	(10,777)

Other payables
SACME	(6,208)	(10,416)
	(6,208)	(10,416)

Note 32 |    Ordinary and Extraordinary Shareholders’ Meeting

The Company Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2019 resolved, among other issues, the following (1):

-      To approve edenor’s Annual Report and Financial Statements of as of December 31, 2018;

-      To allocate the profit for the year ($ 4,297.5 million) and the increase recorded in unappropriated retained earnings ($ 8,919.1 million) due to the application of the inflation adjustment with retrospective effect, relating to the fiscal year ended December 31, 2018 to the:

•        Statutory reserve: $ 686.2 million;

•        Discretionary reserve: $ 12,530.4 million under the terms of section 70, 3rd paragraph, of Business Organizations Law No. 19,550.

-      To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations;

-      To appoint the authorities and the external auditors for the current fiscal year;

(1)     The above-mentioned amounts are stated in nominal currency as of December 31, 2018.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Additionally, on August 8, 2019, a new Ordinary Shareholders’ Meeting of the Company was held, which approved the creation of the Global Program for the issuance of edenor’s Corporate Notes for a term of five years and a maximum amount outstanding of USD 750 million, or its equivalent in other currencies.

Additionally, the Board of Directors was entrusted with the task of establishing, within the fixed maximum amount, the remaining conditions of issue of each class and/or series.

Note 33 |    Events after the reporting period

a)     Termination of agreement on real estate asset

With regard to the real estate asset to be constructed, acquired by the Company in November 2015, the subsequent termination of the agreement due to RDSA’s default in August 2018, and the respective legal actions brought by the Company against the seller and the insurance company -situation described in Note 37 to the Financial Statements as of December 31, 2018-, on September 30, 2019, the Company entered into a settlement agreement pursuant to which the Company will receive from the insurer as sole, full and final compensation the sum of USD 15 million and the assignment in its favor of the insurer’s right to subrogate to the insured’s rights for the amount paid against the policyholder (RDSA).

At the date of issuance of these condensed interim financial statements, the Company has received the amount of USD 14 million. The remaining balance will be paid in 6 quarterly installments, the first of them on April 21, 2020.

Furthermore, the claim duly filed by the Company with the Arbitral Tribunal of the Buenos Aires Stock Exchange against RDSA in order for the latter to refund the price paid for the undelivered real property was suspended so that the claim can be allowed in RDSA’s insolvency proceedings.

b)     Borrowings – Repurchase of Corporate Notes

Subsequent to September 30, 2019 and until the date of issuance of these condensed interim financial statements, the Company has repurchased, in successive operations, at market prices “Fixed Rate class 9 par Corporate Notes” due 2022 for an amount of USD 0.1 million nominal value.

RICARDO TORRES
Chairman

Free translation from the original in Spanish for publication in Argentina

REPORT ON CONDENSED INTERIM FINANCIAL STATEMENTS’ REVIEW

To the Shareholders, President and Directors

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

Legal address: Avenida del Libertador 6363

Autonomous City of Buenos Aires

Tax Code No. 30-65511620-2

Introduction

We have reviewed the condensed interim financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter “Edenor S.A.” or “the Company”) including the condensed interim statement of financial position as of September 30, 2019, the related condensed interim statement of comprehensive income for the nine and three-month period ended September 30, 2019, the related condensed interim statements of changes in equity and cash flows for the nine-month period then ended and the complementary selected notes.

The balances and other information related to fiscal year 2018 and its interim periods, are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Board of Directors’ responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these financial statements, under International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), as the applicable accounting framework and incorporated by the National Securities Commission (CNV) to its standards, as they were approved by the International Accounting Standards Board (IASB), and, therefore, it is responsible for the preparation and presentation of the condensed interim financial statements mentioned in the first paragraph in accordance with IAS 34 “Interim financial information”.

Auditors’ responsibility

Our review was limited to the application of the procedures established in International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, which was adopted as review standard in Argentina through Technical Pronouncement No. 33 of the FACPCE as was approved by International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists in making inquiries of Company staff responsible for the preparation of the information included in the condensed interim financial statements and the application of analytical procedures and other review procedures. This review is substantially less in scope than an audit in accordance of International Standards on Auditing, consequently, this review does not allow us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express any opinion on the financial position, comprehensive income and cash flows of the Company.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with IAS 34.

Reports on compliance with regulations in force

In accordance with current regulations, we report that, in connection with Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.):

a)

the condensed interim financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) are pending of transcription into the “Inventory and Balance Sheet” book, and, except as mentioned above, comply, in what is a matter of our competence, with the provisions of the General Law of Societies and in the relevant resolutions of the National Securities Commission;

b)

the condensed interim financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) arise from accounting records kept in all formal respects in conformity with legal provisions, which maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)

we have read the summary of activity, and additional information to the notes of condensed interim financial statements required by article 12 °, Chapter III, Title IV of the regulations of the National Securities Commission on which, as regards those matters that are within our competence, we have no observations to make;

d)

at September 30, 2019 the liabilities of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) accrued in favor of the Argentine Integrated Social Security System, according to the Company’s accounting records, amounted to ARS$ 140,429,120.96, none of which was claimable at that date.

Autonomous City of Buenos Aires, November 7th, 2019

PRICE WATERHOUSE & CO. S.R.L. By (Partner)
Dr. R. Sergio Cravero

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: November 11, 2019